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Exhibit 12

ORIENT-EXPRESS HOTELS LTD. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(Dollars in thousands, except ratios)

	Year ended December 31,
	2000	2001	2002	2003	2004
Earnings before income taxes	$37,029	$24,968	$19,110	$17,291	$21,689
Earnings from unconsolidated companies excluding equity in undistributed earnings of unconsolidated companies	5,941	6,702	7,892	7,080	8,185
Add back dividends received	—	—	—	—	—

Total earnings before income taxes	$42,970	$31,670	$27,002	$24,371	$29,854

Fixed charges:
Interest	$23,770	$20,403	$21,691	$22,549	$22,628
Amortization of finance costs	892	1,152	1,617	3,280	2,276
Interest on guaranteed indebtedness	—	—	—	—	—

Total interest	24,662	21,555	23,308	25,829	24,904
Interest factor of rent expense	336	403	369	455	572

Total fixed charges	24,998	21,958	23,677	26,284	25,476
Capitalized interest	331	882	1,271	1,795	1,708

Fixed charges (excluding capitalized interest)	$24,667	$21,076	$22,406	$24,489	$23,768

Earnings before fixed charges (excluding capitalized interest) and income taxes	$67,637	$52,746	$49,408	$48,860	$53,622

Ratio of earnings to fixed charges	2.7	2.4	2.1	1.9	2.1

Deficiency in earnings to cover fixed charges	$—	$—	$—	$—	$—

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ORIENT-EXPRESS HOTELS LTD. AND SUBSIDIARIES Computation of Ratios of Earnings to Fixed Charges (Dollars in thousands, except ratios)